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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 22)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000


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


                                  SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 11.  Additional Information.

          On March 8, 2001, Weyerhaeuser distributed to its shareholders a letter regarding the Offer and proposed business combination. The text of the letter is filed herewith as Exhibit (a)(5)(R).

Item 12.  Exhibits.

(a)(5)(R) Letter sent by Weyerhaeuser Company to its shareholders.


                            - 1 -

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                          SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                   COMPANY HOLDINGS, INC.,

                                   by /s/ STEVEN R. ROGEL
                                      ------------------------
                                      Name:  Steven R. Rogel
                                      Title: President


                                   WEYERHAEUSER COMPANY,

                                   by /s/ STEVEN R. ROGEL
                                      ------------------------
                                      Name:  Steven R. Rogel
                                      Title: President and Chief
                                             Executive Officer


          Dated: March 8, 2001

                        Exhibit Index

Exhibit No.     Description

(a)(5)(R) Letter sent by Weyerhaeuser Company to its shareholders.

                                                             Exhibit (a)(5)(R)

an update to our shareholders

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $48.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Friday, March 30, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

to our shareholders: I wanted to update you on our efforts to acquire Willamette Industries, Inc. As I mentioned in my annual report letter, we are renewing Weyerhaeuser to best position the company to continue to provide our shareholders with industry-leading performance. Over the last few years the competitive landscape of the forest products industry has changed dramatically. Global competition and market conditions now require companies like Weyerhaeuser to have critical mass and an international presence in order to continue to be successful.

     One of our most recent steps toward our goal of creating the premier global leader in forest products is our proposed acquisition of Willamette for $48 per share. We initiated our effort to acquire Willamette because the board and management of Weyerhaeuser believe the combination will result in a company with high quality assets and skilled people focused on complementary products. Both companies are proud of their reputation within the industry for the stewardship of timberlands, and our timber positions in the Pacific Northwest and Southeast will yield significant benefits in timber management. Weyerhaeuser already has strong leadership positions in market pulp, timberlands and lumber production. The proposed combination will significantly enhance our leadership in white papers, containerboard and packaging, structural panels and engineered wood products.

     Equally important, the proposed combination will result in a more balanced business mix than either company currently has on its own, leading to increased financial strength throughout the business cycle. The transaction is anticipated to be accretive to Weyerhaeuser's cash flow and earnings per share in the first year after close, while maintaining Weyerhaeuser's investment-grade credit rating. We are excited about the benefits that this transaction would bring to our company.

     We are pleased to report that as of February 1, 2001, the date of our latest tender offer extension, Willamette shareholders had tendered approximately 51 percent of Willamette's outstanding common shares into our offer. By doing so, Willamette shareholders sent a strong message to Willamette's board in favor of our premium offer, but, to date, the Willamette board has chosen to ignore the view of its shareholders. We have extended the tender offer until March 30.

     We prefer to work cooperatively with Willamette to negotiate a mutually beneficial transaction. However, Willamette continues to refuse to meet with us and we are proceeding to solicit proxies from Willamette shareholders to elect four independent directors to the Willamette board at Willamette's next annual meeting. The annual meeting is normally held in April, but has not yet been scheduled. We believe the Weyerhaeuser nominees are committed to maximizing shareholder value, and would act in Willamette shareholders' best interests by seeking to influence their fellow board members to let the shareholders decide whether to accept Weyerhaeuser's offer.

     While this process continues, we will maintain our focus on Weyerhaeuser's performance. We have the skills and the resources to meet the challenges presented by the 21st century to become the best forest products company in the world.

                                                /s/ STEVEN R. ROGEL

                                                STEVEN R. ROGEL
                                                CHAIRMAN, PRESIDENT AND
                                                CHIEF EXECUTIVE OFFICER

                                                FEBRUARY, 2001